UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES

EXCHANGE ACT OF 1934

Special Diversified Opportunities Inc. (Exact Name of Registrant as Specified in its Charter)
DE (State of Incorporation or Organization)	56-1581761 (I.R.S. Employer Identification No.)
1521 Concord Pike, Suite 301, Wilmington, DE 19803 (Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Preferred Share Purchase Rights	None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(c), please check the following box. ☒	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates:	None

Securities to be registered pursuant to Section 12(g) of the Exchange Act:	None

Item 1. Description of Registrant’s Securities to be Registered

On October 15, 2014 (the “Rights Dividend Declaration Date”), the Board of Directors (the “Board of Directors”) of Special Diversified Opportunities Inc. (“SDOI” or the “Company”) adopted a Section 382 rights plan (the “Section 382 Rights Plan”) and declared a dividend distribution of one Right for each outstanding share of Common Stock, par value $0.01 per share (each, a “Common Share”), of the Company to stockholders of record at the close of business on October 29, 2014.

The Board of Directors adopted the Section 382 Rights Plan in an effort to protect against a possible limitation on the Company’s ability to use its net operating losses (“NOLs”). SDOI may utilize these tax attributes in certain circumstances to offset future U.S. taxable income and reduce its U.S. federal income tax liability, which may arise even in periods when SDOI incurs an accounting loss for reporting purposes. However, SDOI’s ability to use its NOLs could be substantially limited if there were an “ownership change” as defined under Section 382 of the Internal Revenue Code (the “Code”). In general, an ownership change would occur if certain ownership changes related to SDOI’s stock held by 5% or greater stockholder exceeded 50%, measured over a rolling up to three-year period beginning with the last ownership change. These provisions can be triggered not only by merger and acquisition activity, but by normal market trading as well. The Section 382 Rights Plan is designed to deter trading that would lead to the loss of SDOI’s NOLs and a resulting reduction in the Company’s value.

The Section 382 Rights Plan is intended to act as a deterrent to any person (an “Acquiring Person”) acquiring (together with all affiliates and associates of such person) beneficial ownership of 4.99% or more of the Company’s outstanding common stock within the meaning of Section 382 of the Code, without the approval of the Board of Directors. Stockholders who beneficially own 4.99% or more of the Company’s outstanding common stock as of the Rights Dividend Declaration Date will not be deemed to be an Acquiring Person, but such person will be deemed an Acquiring Person if such person (together with all affiliates and associates of such person) becomes the beneficial owner of securities representing a percentage of the Company’s common stock that exceeds by 1.0% or more the lowest percentage of beneficial ownership of the Company’s common stock that such person had at any time since the Rights Dividend Declaration Date.

The Rights. On the Rights Dividend Declaration Date, the Board of Directors authorized the issuance of one right (a “Right”) for each outstanding share of the Company’s common stock to the Company’s stockholders of record as of October 29, 2014. Subject to the terms, provisions and conditions of the Section 382 Rights Agreement, if the Rights become exercisable, each Right would initially represent the right to purchase from the Company one one-thousandth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share, for a purchase price of $5.00 per Right (the “Purchase Price”). If issued, each fractional share of Series A Junior Participating Preferred Stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of the Company’s common stock. However, prior to exercise, a Right does not give its holder any rights as a stockholder of the Company, including any dividend, voting or liquidation rights.

Initial Exercisability. The Rights are not exercisable until the earlier of (i) ten days after a public announcement that a person has become an Acquiring Person and (ii) ten business days (or such later date as may be determined by the Board of Directors) after the commencement of a tender or exchange offer by or on behalf of a person that, if completed, would result in such person becoming an Acquiring Person. The date that the Rights become exercisable under the Section 382 Rights Agreement is referred to as the “Distribution Date.”

Until the Distribution Date, the Company’s common stock certificates will evidence the Rights. Any transfer of the Company’s common stock prior to the Distribution Date will constitute a transfer of the associated Rights. After the Distribution Date, separate Rights certificates will be issued, and the Rights may be transferred apart from the transfer of the underlying shares of the Company’s common stock, unless and until the Board of Directors has determined to effect an exchange pursuant to the Section 382 Rights Agreement (as described below).

“Flip-In” Event. In the event that a person becomes an Acquiring Person, each holder of a Right, other than Rights that are or, under certain circumstances, were beneficially owned by the Acquiring Person (which will thereupon become void), will from and after the Distribution Date, have the right to receive, upon exercise of a Right and payment of the Purchase Price, a number of shares of the Company’s common stock having a market value of two times the Purchase Price. However, Rights are not exercisable following the occurrence of a person becoming an Acquiring Person until such time as the Rights are no longer redeemable by the Company (as described below).

Exempted Persons and Exempted Transactions. The Board of Directors recognizes that there may be instances when an acquisition of shares of the Company’s common stock that would cause a stockholder to become an Acquiring Person may not jeopardize or endanger in any material respect the availability of the NOLs to the Company. Accordingly, the Section 382 Rights Agreement grants discretion to the Board of Directors to designate a person as an “Exempted Person” or to designate a transaction involving shares of the Company’s common stock as an “Exempted Transaction.” An “Exempted Person” cannot become an Acquiring Person and an “Exempted Transaction” cannot result in a person becoming an Acquiring Person. The Board of Directors can revoke an “Exempted Person” designation if it subsequently makes a contrary determination regarding whether a person jeopardizes or endangers in any material respect the availability of the NOLs to the Company.

Redemption. At any time until ten calendar days following the first date of public announcement that a person has become an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the Right to exercise the Rights will terminate, and the only right of the holders of Rights will be to receive the Redemption Price.

Exchange. At any time after a person becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of the Company’s outstanding common stock, the Board of Directors may exchange the Rights (other than Rights that have become void), in whole or in part, at an exchange ratio of one share of common stock, or a fractional share of Series A Junior Participating Preferred Stock (or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) of equivalent value, per Right (subject to adjustment). Immediately upon an exchange of any Rights, the right to exercise such Rights will terminate and the only right of the holders of Rights will be to receive the number of shares of common stock (or a fractional share of Series A Junior Participating Preferred Stock or of a share of a similar class or series of the Company’s preferred stock having similar rights, preferences and privileges) equal to the number of such Rights held by such holder multiplied by the exchange ratio.

Expiration. The Section 382 Rights Agreement will expire on the earliest of the following:

  the close of business on October 16, 2015;
  the redemption of the Rights;
  the exchange of the Rights;
  the date on which the Board determines that the Section 382 Rights Agreement is no longer necessary for the preservation of certain tax benefits;
  the beginning of a taxable year of the Company to which the Board of Directors determines that no tax benefits may be carried forward; and
  a determination by the Board of Directors, prior to the time any person becomes an Acquiring Person, that the Section 382 Rights Agreement and the Rights are no longer in the best interests of the Company and its stockholders.

Anti-Dilution Provisions. The Board of Directors may adjust the Purchase Price of the Series A Junior Participating Preferred Stock, the number of shares of Series A Junior Participating Preferred Stock issuable and the number of outstanding Rights to prevent dilution that may occur as a result of certain events, including among others, a share dividend, a share split or a reclassification of the Series A Junior Participating Preferred Stock or of the Company’s common stock. With certain exceptions, no adjustments to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.

Amendments. Prior to the Distribution Date, the Board of Directors may supplement or amend any provision of the Section 382 Rights Agreement in any respect without the approval of the holders of the Rights. From and after the Distribution Date, no amendment can adversely affect the interests of the holders of the Rights.

This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Section 382 Rights Agreement, which is filed as Exhibit 4.1 hereto and is incorporated herein by reference.

In connection with the adoption of the Section 382 Rights Agreement, the Board approved a Certificate of Designation of Series A Junior Participating Preferred Stock (the “Certificate of Designation”). The Certificate of Designation was filed with the Secretary of the State of Delaware on October 16, 2014.

Item 2. Exhibits

Exhibit No.	Exhibit Description
4.1	Section 382 Rights Agreement, dated as of October 16, 2014, between Special Diversified Opportunities Inc. and American Stock Transfer & Trust Company, LLC (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed October 17, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

SPECIAL DIVERSIFIED OPPORTUNITIES INC.

Date: October 16, 2014	By:	/s/ Kevin J. Bratton
Name: Kevin J. Bratton Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Exhibit Description
4.1	Section 382 Rights Agreement, dated as of October 16, 2014, between Special Diversified Opportunities Inc. and American Stock Transfer & Trust Company, LLC (Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed October 17, 2014).